Exhibit 99.1

Above Food Provides Update On Status and Timing of Form 20 F Filing

Regina, Saskatchewan — April 20, 2026 — Above Food Ingredients Inc. (“Above Food” or the “Company”) provides the following update regarding its consolidated financial statements for the fiscal year ended January 31, 2025 (“Fiscal 2025”) and the related Annual Report on Form 20 F.

The Company is diligently preparing its consolidated financial statements for Fiscal 2025. The delay has been, in part, due to circumstances relating to certain subsidiaries being placed into receivership outside the Company’s control.  At this time, the audit of the Company’s Fiscal 2025 consolidated financial statements remains ongoing. Until the audit is completed and the independent auditor’s report is issued, no assurance can be provided as to the Company’s Fiscal 2025 financial results or the timing of the filing of the Company’s Annual Report on Form 20 F.

This communication updates and supersedes all prior disclosures regarding the status and expected timing of the audit.

Management and the Audit Committee continue to cooperate with the Company’s independent registered public accounting firm in the performance of audit procedures. Certain procedures remain in process. The Company intends to provide further updates when appropriate and currently expects to file its Annual Report on Form 20 F as soon as practicable following completion of the audit.

Forward Looking Statements

This communication contains forward looking statements, including statements regarding the expected timing of the completion of the audit and the filing of the Company’s Annual Report on Form 20 F. Forward looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including the completion of audit procedures and the conclusions of management, the Audit Committee, and the independent auditor, as well as the factors described in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”). The Company undertakes no obligation to update forward looking statements, except as required by applicable law.

About Above Food Ingredients Inc.

Above Food Ingredients Inc. (Nasdaq: ABVE) is an agricultural and food technology company whose vision is to create a healthier world — breaking the cycle of world hunger, one seed, one field, and one bite at a time. Above’s robust chain of custody of plant proteins and proprietary seed development capabilities, leverage the power of artificial intelligence-driven genomics and agronomy, and together with Palm’s financial technologies will help to break the global cycle of hunger.

Additional Information and Where to Find It:

INVESTORS AND SECURITY HOLDERS OF ABOVE FOOD ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ABOVE FOOD. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Above Food through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Above Food are also available free of charge on Above Food's website at https://abovefood.com or by contacting Above Food's Investor Relations Department at 2305 Victoria Ave #002, Regina, Saskatchewan, Canada, S4P 0S7.

Contacts

Media: media@abovefood.com
Investors: investors@abovefood.com